EXHIBIT 21


                     LIST OF SUBSIDIARIES





     The Partnership is a partner in 245 Park Avenue Company, a New York general partnership which holds title to a building known as the 245 Park Avenue Building located at 245 Park Avenue, New York, New York. Affiliates of the seller of the Partnership's interest in the venture are partners in the joint venture.